SingTel

07020667

16 January 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 8 January 2007 to 12 January 2007.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf
Legal Counsel

Encs

dw 1/30

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	12-Jan-2007 17:10:31
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	12-01-2007
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	11-01-2007
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	15,458,010
As a percentage of issued share capital	0.0972 %
No. of Shares which are subject of this notice	799,000

As a percentage of issued share capital	0.0050 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.30
No. of Shares held after the change	16,257,010
As a percentage of issued share capital	0.1022 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	475,000	20,533,142
As a percentage of issued share capital	0.0030 %	0.1291 %
No. of shares held after the change	475,000	21,332,142
As a percentage of issued share capital	0.0030 %	0.1342 %

Footnotes

Note: The deemed interest of 21,332,142 ordinary shares includes:
(i) 16,257,010 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,360 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 5,073,772 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Lee Hsien Yang holds options to subscribe for 2,000,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments:

Total size = **0** (2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Friday, January 12, 2007 5:13 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, January 12, 2007 5:12:28 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00039
Submission Date & Time :: 12-Jan-2007 17:11:54
Broadcast Date & Time :: 12-Jan-2007 17:12:28
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/01/2007

TIME: 08:28:49

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in Interest of Lee Hsien Yang

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Monday, January 15, 2007 5:29 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	415731.pdf

415731.pdf (124 KB)

ASX confirms the release to the market of Doc ID: 415731 as follows:
Release Time: 15-Jan-2007 08:28:42
ASX Code: SGT
File Name: 415731.pdf
Your Announcement Title: Change in Interest of Lee Hsien Yang

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	11 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 16,257,010 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	11 January 2007

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-BG(20070111)

No. of securities held prior to change	475,000 ordinary shares 2,000,000 options 1,360 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 15,458,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	799,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$3.30 per share
No. of securities held after change	475,000 ordinary shares 2,000,000 options 1,360 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 16,257,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 5,073,772 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/01/2007

TIME: 08:28:49

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Monday, January 15, 2007 5:29 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 415732.pdf

415732.pdf (36 KB)

ASX confirms the release to the market of Doc ID: 415732 as follows:
Release Time: 15-Jan-2007 08:28:43
ASX Code: SGT
File Name: 415732.pdf
Your Announcement Title: Appendix 3Y for Lee Hsien Yang

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	12-Jan-2007 17:12:28
Announcement No.	00039

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 12-01-2007

2. Name of Director * — Chua Sock Koong

3. Please tick one or more appropriate box(es): *

   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 11-01-2007

2. Name of Registered Holder — RBC Dexia Trust Services Singapore Limited

3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	15,458,010
As a percentage of issued share capital	0.0972 %
No. of Shares which are subject of this notice	799,000

As a percentage of issued share capital	0.0050 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.30
No. of Shares held after the change	16,257,010
As a percentage of issued share capital	0.1022 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,439,420	17,945,985
As a percentage of issued share capital	0.0091 %	0.1129 %
No. of shares held after the change	1,439,420	18,744,985
As a percentage of issued share capital	0.0091 %	0.1179 %

Footnotes

Note: The deemed interest of 18,744,985 ordinary shares includes:
(i) 16,257,010 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,459,838 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching

Sent: Friday, January 12, 2007 5:11 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, January 12, 2007 5:10:31 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00036
Submission Date & Time :: 12-Jan-2007 17:09:52
Broadcast Date & Time :: 12-Jan-2007 17:10:31
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Monday, January 15, 2007 5:29 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	415733.pdf

415733.pdf (122 KB)

ASX confirms the release to the market of Doc ID: 415733 as follows:
Release Time: 15-Jan-2007 08:28:54
ASX Code: SGT
File Name: 415733.pdf
Your Announcement Title: Change in Interest of Chua Sock Koong

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/01/2007

TIME: 08:29:00

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in Interest of Chua Sock Koong

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	11 January 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 16,257,010 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	11 January 2007

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20070111)

No. of securities held prior to change	1,439,420 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 15,458,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	799,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$3.30 per share
No. of securities held after change	1,439,420 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 16,257,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 2,459,838 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/01/2007

TIME: 08:29:00

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, January 15, 2007 5:29 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 415734.pdf

415734.pdf (36 KB)

ASX confirms the release to the market of Doc ID: 415734 as follows:
Release Time: 15-Jan-2007 08:28:54
ASX Code: SGT
File Name: 415734.pdf
Your Announcement Title: Appendix 3Y for Chua Sock Koong

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	11-Jan-2007 17:47:29
Announcement No.	00078

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	11-01-2007
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	10-01-2007
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	13,958,010
As a percentage of issued share capital	0.0878 %
No. of Shares which are subject of this notice	1,500,000

As a percentage of issued share capital	0.0094 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.22
No. of Shares held after the change	15,458,010
As a percentage of issued share capital	0.0972 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	475,000	19,033,142
As a percentage of issued share capital	0.0030 %	0.1197 %
No. of shares held after the change	475,000	20,533,142
As a percentage of issued share capital	0.0030 %	0.1291 %

Footnotes

Note: The deemed interest of 20,533,142 ordinary shares includes:
(i) 15,458,010 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,360 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 5,073,772 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Lee Hsien Yang holds options to subscribe for 2,000,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments:

Total size = **0** (2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, January 11, 2007 5:48 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, January 11, 2007 5:47:30 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00078
Submission Date & Time :: 11-Jan-2007 17:46:39
Broadcast Date & Time :: 11-Jan-2007 17:47:29
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 12/01/2007

TIME: 08:31:03

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, January 12, 2007 5:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 415340.pdf

415340.pdf (137 KB)

ASX confirms the release to the market of Doc ID: 415340 as follows:
Release Time: 12-Jan-2007 08:30:56
ASX Code: SGT
le Name: 415340.pdf
Your Announcement Title: Change in Interest of Lee Hsien Yang

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	16 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 15,458,010 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	a) 9 January 2007 b) 10 January 2007

+ See chapter 19 for defined terms.

No. of securities held prior to change	475,000 ordinary shares 2,000,000 options 1,360 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 13,958,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	a) 1,000,000 ordinary shares b) 500,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) S$3.23 per share b) S$3.20 per share
No. of securities held after change	475,000 ordinary shares 2,000,000 options 1,360 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 15,458,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 5,073,772 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/01/2007

TIME: 08:31:04

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Friday, January 12, 2007 5:31 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	415339.pdf

415339.pdf (36 KB)

ASX confirms the release to the market of Doc ID: 415339 as follows:

Release Time: 12-Jan-2007 08:30:56

ASX Code: SGT

le Name: 415339.pdf

Your Announcement Title: Appendix 3Y for Lee Hsien Yang

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	11-Jan-2007 17:52:42
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	11-01-2007
2.	Name of Director *	Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	10-01-2007
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	13,958,010
As a percentage of issued share capital	0.0878 %
No. of Shares which are subject of this notice	1,500,000

As a percentage of issued share capital	0.0094 %
Amount of consideration (excluding *brokerage and stamp duties*) per share paid or received	3.22
No. of Shares held after the change	15,458,010
As a percentage of issued share capital	0.0972 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,439,420	16,445,985
As a percentage of issued share capital	0.0091 %	0.1034 %
No. of shares held after the change	1,439,420	17,945,985
As a percentage of issued share capital	0.0091 %	0.1129 %

Footnotes

Note: The deemed interest of 17,945,985 ordinary shares includes:
(i) 15,458,010 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,459,838 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, January 11, 2007 5:53 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, January 11, 2007 5:52:42 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00082
Submission Date & Time :: 11-Jan-2007 17:52:07
Broadcast Date & Time :: 11-Jan-2007 17:52:42
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/01/2007

TIME: 08:31:15

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, January 12, 2007 5:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 415342.pdf

415342.pdf (136 KB)

ASX confirms the release to the market of Doc ID: 415342 as follows:
Release Time: 12-Jan-2007 08:31:08
ASX Code: SGT
ile Name: 415342.pdf
Your Announcement Title: Change in Interest for Chua Sock Koong

)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	16 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 15,458,010 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	a) 9 January 2007 b) 10 January 2007

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(09-100107)

No. of securities held prior to change	1,439,420 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 13,958,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	a) 1,000,000 ordinary shares b) 500,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) S$3.23 per share b) S$3.20 per share
No. of securities held after change	1,439,420 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 15,458,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3y-CSK(09-100107)

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 2,459,838 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/01/2007

TIME: 08:31:02

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, January 12, 2007 5:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 415341.pdf

415341.pdf (36 KB)

ASX confirms the release to the market of Doc ID: 415341 as follows:
Release Time: 12-Jan-2007 08:30:57
ASX Code: SGT
File Name: 415341.pdf
Your Announcement Title: Appendix 3Y for Chua Sock Koong

Print this page

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	10-Jan-2007 17:15:11
Announcement No.	00040

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	09-01-2007
2.	Name of Substantial Shareholder *	The Capital Group Companies, Inc.

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	04-01-2007
2.	Name of Registered Holder	(i) DBS Nominees Pte Ltd (ii) Raffles Nominees Pte Ltd.
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	These shares were purchased through open market transactions at shareholder discretion

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	711,961,004
As a percentage of issued share capital	4.479 %
No. of Shares which are subject of this notice	4,916,000
As a percentage of issued share capital	0.031 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.3967
No. of Shares held after the change	716,877,004
As a percentage of issued share capital	4.510 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	791,664,062
As a percentage of issued share capital	0 %	4.980 %
No. of shares held after the change	0	796,580,062
As a percentage of issued share capital	0 %	5.011 %

Footnotes

The percentage held before and after the change is computed based on an issued share capital of 15,896,705,407 shares as at 4 January 2007.

The notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

Foo Yen Yen

From: Lim Li Ching
Sent: Wednesday, January 10, 2007 5:15 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, January 10, 2007 5:15:11 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00040
Submission Date & Time :: 10-Jan-2007 17:14:01
Broadcast Date & Time :: 10-Jan-2007 17:15:11
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/01/2007

TIME: 08:29:16

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Substantial Shareholders Interest

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, January 11, 2007 5:29 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 415063.pdf

415063.pdf (86 KB)

ASX confirms the release to the market of Doc ID: 415063 as follows:
Release Time: 11-Jan-2007 08:29:09
ASX Code: SGT
File Name: 415063.pdf
Your Announcement Title: Notice of a Substantial Shareholders Interest

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Jan-2007 18:32:25
Announcement No.	00130

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation - Generation MIO by Mr Allen Lew, CEO Singapore, SingTel
Description	
Attachments:	NR8Jan07presentation.pdf Total size = **2020K** (2048K size limit recommended)

Close Window

GENERATION mio

Transforming the phone line in every home into an *integrated* super highway

Presentation
Allen Lew
CEO Singapore

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

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Bluetooth
Cordless
phone
mio
Box
TV

Singapore Consumer Telecoms Market

1 Direct Exchange Line (DEL)	•*97% of households have SingTel DEL*
2 One or multiple service providers	•*More than 75% of households have voice, internet and mobile services from one or multiple providers*
3 Single bill and customised plans	•*Customers expect the convenience of a single bill and simple plans customised to their needs*
4 Single price for a package of services	•*They want to be able to pay a fixed price for a package of home communications services*
5 Multiple devices	•*There are too many devices in the household today and it is complicated to make them communicate with each other and with the external world*

What is Generation mIO? (1)

1. Breakthrough in home communication and entertainment
2. Redefining the market
3. Connecting from home to the things people love in a clever and affordable way
4. SingTel's next generation of integrated digital services

mio BOX

Point of Convergence for Devices in Your Home Today...

Voice calls

Allows <u>high quality</u> <u>unlimited</u> local calls from home & mobile phones



iN2015 ready

Ready for fibre to the home (FTTH)

Internet access

Broadband Internet from 256kbps to 25Mb today

mio BOX And for Your Home Tomorrow..

Phased rollout

Connecting info-comm devices today

Linking up to other home devices tomorrow


Energy programming & saving
Remote monitoring & assistance
Breakdown diagnosis of home devices
TV
Digital camera
Home video surveillance
Measuring use of utilities
Music radio
Home security
Games console
SingTel Broadband Network
Communication & Entertainment
Well-being & Home Security
Home Automation

Many services, One Plan

- 9 simple packages for basic household telecoms services
- SingTel Home Advisors available on the phone, at Hello shops and in our channel partners
- From as low as $68 to $148 (representing 30% savings) to new and existing customers

Broadband Internet

From 3Mb → 25Mb

Mobile

100 to 700 outgoing mobile minutes

500 sms

Unlimited high quality local calls from home phone

Free incoming calls to your mobile

Free call alert to your mobile if you miss your home calls

mio Services

1. **mio** voice
2. **mio** mobile
3. **mio** value added services
4. More to come progressively: Pay TV, Home Security and other services

High quality VoIP and Internet access

Subscribers only pay $15.75/mth*

Get unlimited local calls PLUS

256kbps broadband Internet access FREE**

* For 24 months contract, subscribers pay $84 (GST inclusive) for mio box. Contract period starts from a min of 3 months

** Up to 50Mb/month. Thereafter, each Mb is charged at 15cents/Mb

mio Services

- ***High quality outgoing local calls from your mobile from home or at any Wireless@SG hotspots***

Subscribers only pay $15/mth*

Make unlimited local calls for selected handsets*

* Currently applicable for Nokia E61, N80IE
Will include other models by Samsung, Sony Ericsson and Nokia in Feb'07

mIO VAS Package

- 4 services

Caller ID
3 way calling
Call forward
Call waiting

- Enjoy 3 months free for mIO plan or mIO voice customers
  Thereafter @ $4.20/month
- ...and new mIO services progressively

SingTel's Go-to-Market Strategy

Disruptive & Targeted Communication

Family of animated products

Unique mio Box

Tap into the uniqueness and capabilities of mio Box

Flexible & Personalised

Customers can choose the internet access package that best suits them

+

Choice of mobile plan (unlimited local calls from mobile at home and at Wireless@SG)

GENERATION mio

SingTel Home Advisors

Leverage on capabilities of SingTel Home Advisors

High Quality Unlimited Calls

Free high quality unlimited local calls from home phone and mobile

Zairani Bte Ahmed

From: Lim Li Ching

Sent: Monday, January 08, 2007 6:33 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, January 08, 2007 6:32:25 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00130
Submission Date & Time :: 08-Jan-2007 18:31:36
Broadcast Date & Time :: 08-Jan-2007 18:32:25
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 09/01/2007

TIME: 08:30:54

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation - Generation MIO by Mr Allen Lew CEO Singapore

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, January 09, 2007 5:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 414448.pdf

414448.pdf (2 MB)

ASX confirms the release to the market of Doc ID: 414448 as follows:
Release Time: 09-Jan-2007 08:30:49
ASX Code: SGT
File Name: 414448.pdf
Your Announcement Title: Presentation - Generation MIO by Mr Allen Lew, CEO Singapore

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Jan-2007 17:10:40
Announcement No.	00050

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - Generation MIO
Description	
Attachments:	NR8Jan07.pdf Total size = **197K** (2048K size limit recommended)

Close Window

SingTel

News Release

Generation mio

Transforming the phone line in every home into an *integrated* super highway

First telco in Asia Pacific to offer every home an integrated super highway
Unlimited high quality VoIP fixed-line and mobile calls from home
Broadband Internet access for everyone
New mio price plans and services; one bill; savings of up to 30 per cent

Singapore, 8 January 2007 - Singapore Telecommunications Limited (SingTel) today unveils **Generation mio**, a new suite of integrated telecom services. It is the foundation for SingTel's next generation range of integrated digital services, paving the way for the iN2015's vision to plug every household in Singapore into ultra high-speed broadband.

We call it Generation MIO

"**Generation mio** is a breakthrough in home communications and entertainment," said Mr Allen Lew, SingTel's CEO Singapore.

"We are pleased to introduce **Generation mio** and give our residential customers the latest IP technology and mobile services, integrated on a single platform through the **mio Box**. This is just the start of the **Generation mio** experience, with more exciting services to come.

"SingTel is redefining the residential communications market. **Generation mio** empowers Singaporeans to connect to the things they love in a clever and affordable way,".Mr Lew said.

Generation mio can be seen as comprising three components - the **mio Box**, **mio Plan** and **mio Services**.

mio Box - transforming your phone line into an integrated super highway

At the heart of **Generation mio** is the **mio Box**. It connects separate communication devices to the IP network through a single channel.

SingTel

From today, SingTel's three communication services at home - mobile, fixed line and wireless broadband access - will be connected to the world through the one box. New **mio** services will be introduced in step with iN2015.

"The **mio Box** transforms the ordinary phone line in every home into an integrated super highway. With this innovation, SingTel is the first telco in Asia Pacific to offer an integrated super highway to every home nationwide. More significantly, the **mio Box** prepares our customers, their homes and Singapore for next generation services from SingTel, such as Pay TV and Home Monitoring services," Mr Lew said.

<u>mio Plan - many services, one bill</u>

To be part of the **mio** revolution, households can choose from a variety of **mio Plan** packages that best suits their needs. The **mio Plan** consolidates SingTel fixed-line, mobile and broadband services on one bill.

Customers enjoy savings of up to 30 per cent (see Annex A for **mio Plan**). For example, under a $68 per month package in the **mio Plan**, customers can subscribe to SingTel's iOnePlus mobile plan[1] and unlimited 3Mbps SingNet Broadband and enjoy unlimited calls from their home phone. This represents a saving of over $200 annually when compared to purchasing these services separately instead of a package under the **mio Plan**.

As a free value-added service, **mio Plan** customers will also receive missed-call alerts on their mobile phone via SMS should calls to their home phone go unanswered.

<u>mio Services - it keeps getting better</u>

The sophisticated **mio Box** gives customers the flexibility of buying services individually or as an add-on to any of the **mio Plan** packages.

With **mio Voice**, high quality VoIP and broadband Internet access are even more affordable to all households with fixed phone lines. It epitomises SingTel's commitment to bring affordable and fast Internet access to even more Singaporeans. For a $15.75 per month (with GST) **mio Voice** basic package[2], they can make unlimited local outgoing fixed-line calls, even to non-SingTel mobile users. They also have free 256kbps Internet access with up to 50Mb of usage per month.

mio Mobile gives you the freedom to talk at home. For a nominal $15 per month (with GST), **mio Mobile** customers will be the first in Singapore to enjoy unlimited local outgoing mobile calls at home using WiFi-enabled handsets (such as Nokia E61 and N80IE). When outdoors, customers can similarly enjoy unlimited mobile calls at any Wireless@SG hotspots.

mio VAS package gives more value. **mio Voice** and **mio Plan** customers can enjoy four free value added services (VAS), namely, caller ID, 3-way calling, call forward and call waiting for the first three months and at a nominal fee of $4.20 per month thereafter.

SingTel

"The **mio Services** rolled out today lay the foundation for SingTel's next generation range of integrated digital services. **mio** customers can look forward to new services being added regularly as we work with strategic partners such as equipment manufacturers and content providers. We are ready for iN2015," Mr Lew said.

Lead and shape the market

Mr Lew added: "As a leader in the highly competitive telecommunications market in Singapore, we do not take our leadership for granted. By innovating and bringing value for money services to our customers, we continue to lead and shape the market.

He added that VoIP - or simply Internet calls - is here to stay.

"SingTel recognises the opportunities with VoIP and has decided to seize them. We were the first operator in the world to conduct a trial service for VoIP over our mobile network in October 2006. Today, we are proud to launch not just mobile but fixed-line VoIP services with **mio**. Now, our customers have the freedom and flexibility to use either their mobile or fixed-line phones to make unlimited high quality Internet calls.

"By embracing IP, SingTel develops new businesses that benefit our customers. It is better to ride on the IP wave and stay ahead. We are determined to provide services that are better than our competitors. **mio** is just the beginning of how we shape the things to come," Mr Lew said.

A three-month multi-million dollar marketing campaign, including four television commercials which feature devices coming to life, will commence tomorrow. For further information on the **mio Plan**, customers can call our SingTel Home Advisors on 1800-555 6000.

-- mio connects you to all the devices you love at home and beyond --

Generation mio. The experience only gets better.

SingTel

Note to editors:

1 iOnePlus mobile plan comes with free incoming calls, 100 minutes outgoing calls and 500 free SMS per month.

2 One time installation charge for **mio Voice** is $84 (with GST) when customers sign a 24-month contract.

SingTel

Annex A

mio Plan	1	2	3	4	5	6	7	8	9
Subscription (with GST)	$68	$83	$83	$108	$108	$98	$123	$123	$148
SingNet BroadBand	3M	3M	10M	3M	25M	10M	10M	25M	25M
Mobile	iOnePlus (100 mins, FIC, 500SMS)	iTwoValue (300 mins, FIC, 500SMS)	iOnePlus (100 mins, FIC, 500SMS)	iTwoPlus (700 mins, FIC, 500SMS)	iOnePlus (100 mins, FIC, 500SMS)	iTwoValue (300 mins, FIC, 500SMS)	iTwoPlus (700 mins, FIC, 500SMS)	iTwoValue (300 mins, FIC, 500SMS)	iTwoPlus (700 mins, FIC, 500SMS)
Free mobile VAS	Caller ID	Caller ID & Autoroam	Caller ID	Caller ID & Autoroam	Caller ID	Caller ID & Autoroam	Caller ID & Autoroam	Caller ID & Autoroam	Caller ID & Autoroam
Fixed Line	Subscription Included (Free Outgoing Local Calls)								
Handset	Special annual handset upgrade at prevailing retail prices with extension of 24 months' contract								
Equipment	mio BOX								
Contract	24 months (both Mobile & SingNet BroadBand have < 3 contract balance months) OR 30 months (either/both Mobile & SingNet BroadBand have < 12 contract balance months)								
Supplementary Lines	Up to 4 supplementary lines (10% off i-Plans and 50% off list price for Classic, Premium 700 & 1500 plans)								

* FIC – Free Incoming Calls

Zairani Bte Ahmed

From: Lim Li Ching

Sent: Monday, January 08, 2007 5:41 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, January 08, 2007 5:10:40 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00050
Submission Date & Time :: 08-Jan-2007 17:09:42
Broadcast Date & Time :: 08-Jan-2007 17:10:40
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/01/2007

TIME: 08:30:51

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release - Generation MIO

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, January 09, 2007 5:31 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	414445.pdf

414445.pdf (197 KB)

ASX confirms the release to the market of Doc ID: 414445 as follows:
Release Time: 09-Jan-2007 08:30:46
ASX Code: SGT
File Name: 414445.pdf
Your Announcement Title: News Release - Generation MIO